WORLDWIDE
                                STRATEGIES, INC.
            3810 E. FLORIDA AVE., SUITE 400 * DENVER, COLORADO 80210
                        TEL 303.991.5887 * 303.991.5888





May 5, 2006


Mr. Michael Clampitt, Senior Attorney
Division of Corporation Finance
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      WORLDWIDE STRATEGIES INCORPORATED
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-129398

Dear Mr. Clampitt:

On behalf of Worldwide Strategies Incorporated, I hereby request acceleration of the effective date of the above-referenced registration statement to May 9, 2006, or the earliest practicable date thereafter.

In making this request, Worldwide Strategies Incorporated (the "Company") acknowledges that:
    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ W. EARL SOMERVILLE

W. Earl Somerville
Chief Financial Officer